25002489

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

SEC FILE NUMBER
0001120009

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hyde Park Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
FEB 28 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

701 North Franklin Street
(No. and Street)

Tampa	FL	33602
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John H. Hill, Jr.	813-789-6030	hill@hydeparkcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Prida, Guida & Perez, P.A.
(Name – if individual, state last, first, and middle name)

2504 W. Kathleen Street	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

10/08/2019	6650
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John H. Hill, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hyde Park Capital Advisors, LLC, as of 12/31, 2 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNY LYNN PELLETIER
MY COMMISSION # HH 505674
EXPIRES: July 16, 2028

Signature: [signature]

Title:
Managing Partner

[signature]
Notary Public

SEC Mail Processing
FEB 28 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)

FINANCIAL STATEMENT

DECEMBER 31, 2024

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
TABLE OF CONTENTS
DECEMBER 31, 2024

PRIDA GUIDA & PEREZ, P.A.
CERTIFIED PUBLIC ACCOUTANTS
2504 W. Kathleen Street
Tampa, FL 33607

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Partner
Hyde Park Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hyde Park Capital Advisors, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Prida, Guida & Perez, PA

Prida, Guida & Perez, P.A.
Tampa, Florida
February 26, 2025

We have served as Hyde Park Capital Advisors, LLC's auditor since 2020.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	2,406,603
Accounts receivable		821,502
Property and equipment, net		238,748
Prepaid expenses and other assets		59,984
	$	3,526,837

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	33,089
Accrued liabilities		1,659,058
Member's equity		1,834,690
	$	3,526,837

See notes to the financial statements.

1. DESCRIPTION OF BUSINESS

Hyde Park Capital Advisors, LLC (the "Company") is a Florida limited liability company that is wholly owned by Hyde Park Capital Partners, LLC (the "Member").

Operations commenced on January 7, 2000. The corporate headquarters is located in Tampa, Florida. The Company was formed to provide investment banking services to middle market, private and public companies throughout the United States. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company are prepared under the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Management Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash
Cash is maintained at major financial institutions, and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. The Company has had amounts in deposits in excess of federally insured limits at December 31, 2024.

Accounts Receivable
Accounts receivables are billed based on the terms of the individual contracts with the Company's customers. An account is considered past due if not paid within 30 days of the invoice date. An allowance for credit losses is estimated on a specific identification basis considering the financial condition of the customer and other specific facts and circumstances, including those related to current market conditions and events and supportable forecasts concerning the future. Accounts receivables are written off when they are determined to be uncollectible. As of December 31, 2024, no allowance for credit losses has been established.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is primarily calculated by the straight-line method over the estimated useful lives of the assets, generally ranging from five to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Revenue Recognition
The Company undertakes the five-step process prescribed by ASC 606 by identifying the contract, identifying the performance obligations, determining the transaction price, allocating the transaction price, and recognizing revenue as the performance obligations are satisfied. Investment banking revenue consists of fairness opinion, advisory and success fees. Advisory fees are recognized over time as the related performance obligations are satisfied. Success fees and fairness opinion fees are recognized at a point in time when a transaction is consummated, or fairness opinion is rendered within the terms of the agreement.

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the clients. A good or service is transferred to a client when, or as, the client obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the client. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the client obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). The following provides detailed information on the recognition of revenues from contracts with clients:

Clients are provided with three primary types of services: financial advisory services, private capital raising, and fairness opinions. Financial advisory services are mainly services provided to clients with respect to a merger or acquisition transaction. Most of these transactions are a sale of a majority or all of a client's assets or stock to a strategic buyer or a sale of a majority or minority of a client's assets or stock to a financial buyer such as a private equity fund in a highly structured recapitalization transaction. For financial advisory services and capital raising services the Company is typically paid a non-refundable retainer, either all at the start of the engagement or over time, and a success fee if and when a transaction is successfully closed. Revenue is recognized over time for the advisory portion of the engagement as performance obligations are satisfied over time. Revenue is recognized at a point in time for the success fee portion of the engagement if and when the performance obligation is satisfied at a successful closing of a transaction. It is typical that all retainers paid up until the success fee is earned are credited against the success fee, subject to the minimum success fee per terms of the client contract. Private capital raising services include the private placement of equity and debt. Finally, fairness opinion fee revenue is recognized at a point in time when the Company satisfies the performance obligation when it renders a fairness opinion to a client.

Advertising and Marketing Costs
Advertising and marketing costs are expensed as incurred.

Income Taxes
The Company is treated as a disregarded entity for income tax purposes. As a result, the member will report the entire taxable income on its income tax return. Therefore, no provision for income taxes has been included in these financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2024, property and equipment and the related accumulated depreciation consisted of the following:

Computer equipment & software	$ 15,383
Office equipment	10,829
Furniture	13,464
Property	258,381
	298,057
Accumulated depreciation	(59,309)
	$ 238,748

4. RETIREMENT PLAN

The Company sponsors a contributory profit-sharing plan for all employees who have completed one year of service. Contributions to the plan are discretionary.

5. RELATED PARTY TRANSACTIONS

In May 2006, the building which houses the principal executive offices was purchased by Hyde Park Capital Building, LLC ("Building"), a company wholly owned by the member, and an affiliate of the Company. During 2010, the Company entered into an expense sharing agreement with Building to reimburse Building for a portion of the expenses incurred by Building. This agreement is reviewed and updated annually. The Company's current agreement is through December 31, 2025

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At December 31, 2024, the Company had net capital of $714,456, which was $601,647 in excess of its required net capital of $112,809. The Company's aggregate indebtedness to net capital ratio was 2.37-to-1.

7. SUBSEQUENT EVENTS

The Company has evaluated events through February 26, 2025, the date which the financial statements were available to be issued and has determined that there were no events or transactions during such period which would require recognition or disclosure to the financial statements.

8. SEGMENT REPORTING

The Company operates as a single reportable segment focused on the sale of public or privately held companies to institutional buyers and capital raises of debt or equity to qualified institutional investors or lenders. The Company has identified its Managing Partner as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. Because the Company operates as a single reportable segment, the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.